UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58
March 31, 2003

CINERGY CORP.
139 EAST FOURTH STREET
CINCINNATI, OHIO 45202

*Inquiries concerning this Form U-9C-3 should be directed to:	David L. Wozny Cinergy Corp. 139 East Fourth Street Cincinnati, Ohio 45202 (513) 287-2118

TABLE OF CONTENTS
Item Number
1 2 3 4 5 6a 6b	Organization Chart
Issuances and Renewals of Securities and Capital Contributions
Associate Transactions
Part I - Transactions Performed by Reporting Companies on
   Behalf of Associate Utility Companies
Part II - Transactions Performed by Associate Utility
   Companies on Behalf of Reporting Companies
Summary of Aggregate Investment
Other Investments
Financial Statements
Exhibits
Energy-Related Activities Pursuant to SEC Orders in File No. 70-9803

Signatures

ITEM 1. ORGANIZATION CHART

                                                                       Energy or                                       Percentage of
                                                                      Gas-Related       Date of        State of           Voting
                        Name of Reporting Company                       Company       Organization    Organization   Securities Held   Nature of Business
                        -------------------------                       -------       ------------    ------------   ---------------   ------------------
                                                                                                                                    (Refer to the footnote
                                                                                                                                        indicated below)
(Indentation indicates subsidiary relationship)

Cinergy Corp.  ("Cinergy")

  Nth Power Technologies Fund II, L.P.                             Energy-Related   02/25/2000      California           **                 (1)

  The Cincinnati Gas & Electric Company ("CG&E")

     KO Transmission Company                                       Energy-Related   04/11/1994       Kentucky           100%                (2)

  Cinergy Global Resources, Inc.

    Cinergy Global Power, Inc.

       Cinergy Global San Gorgonio, Inc.*                          Energy-Related   10/13/1998       Delaware           100%                (3)

  Cinergy Investments, Inc. ("Investments")

     Cinergy Capital & Trading, Inc.

       CinCap IV, LLC ("CinCap IV")                                Energy-Related   12/03/1997       Delaware            10%                (4)

       CinCap V, LLC ("CinCap V")                                  Energy-Related   07/21/1998       Delaware            10%                (5)

       CinPower I, LLC ("CinPower")                                Energy-Related   06/12/1998       Delaware           100%                (6)

       Cinergy Limited Holdings, LLC                               Energy-Related   12/14/2001       Delaware           100%                (7)

          Cinergy Marketing & Trading, LP ("Marketing & Trading")  Energy-Related   10/27/1995       Delaware           100%                (8)

             Ohio River Valley Propane, LLC                        Energy-Related   10/18/2001       Delaware           100%                (9)

       Cinergy General Holdings, LLC                               Energy-Related   12/14/2001       Delaware           100%                (10)

       Cinergy Retail Power Limited, Inc. *                        Energy-Related   08/06/2001       Delaware           100%                (11)

          Cinergy Retail Power, L.P. *                             Energy-Related   08/08/2001       Delaware           100%                (12)

       Cinergy Retail Power General, Inc. *                        Energy-Related   08/07/2001        Texas             100%                (13)

       CinFuel Resources, Inc.                                     Energy-Related   01/10/2002       Delaware           100%                (14)

       LH1, LLC                                                    Energy-Related   01/10/2002       Delaware           100%                (15)

          Oak Mountain Products, LLC                               Energy-Related   07/09/2001       Delaware           100%                (16)

       Cinergy Transportation, LLC                                 Energy-Related   06/14/2000       Delaware           100%                (17)

       SYNCAP II, LLC #                                            Energy-Related   10/13/2000       Delaware           100%                (18)

     Cinergy Engineering, Inc. ("Engineering")                     Energy-Related   03/28/1997         Ohio             100%                (19)

     Cinergy Technology, Inc.                                      Energy-Related   12/12/1991       Indiana            100%                (20)

     Cinergy Solutions Holding Company, Inc. ("Solutions Holding")

       Cinergy EPCOM, LLC                                          Energy-Related   08/20/1999       Delaware           100%                (21)

       Cinergy EPCOM College Park, LLC                             Energy-Related   08/20/1999       Delaware           100%                (22)

       Cinergy Solutions, Inc. ("Solutions")                       Energy-Related   06/02/2000       Delaware           100%                (23)

          BSPE Holdings, LLC #                                     Energy-Related   01/10/2001       Delaware            50%                (24)

             BSPE Limited, LLC #                                   Energy-Related   01/10/2001       Delaware            50%                (25)

               BSPE, L.P. #                                        Energy-Related   01/16/2001       Delaware            50%                (26)

             BSPE General, LLC #                                   Energy-Related   01/11/2001        Texas              50%                (27)

          Cinergy Energy Solutions, Inc.                           Energy-Related   11/09/2000       Delaware           100%                (28)

             U.S. Energy Biogas Corp.                              Energy-Related   12/28/1993       Delaware          48.33%               (29)

               Biogas Financial Corporation                        Energy-Related   04/15/1994     Connecticut         48.33%               (30)

                 Biomass Energy Partners I, A Connecticut Limited
                    Partnership                                    Energy-Related   07/25/1990     Connecticut          4.35%               (31)

                 ZFC Energy Inc.                                   Energy-Related   02/07/1991       Delaware          48.33%               (32)

                   Barre Landfill Gas Associates, L.P.             Energy-Related   09/11/1995       Delaware           0.48%               (33)

                   Biomass Energy Partners III, L.P.               Energy-Related   10/20/1995       Delaware           0.48%               (34)

                   Dixon/Lee Landfill Gas Associates, LP           Energy-Related   07/23/1997       Delaware           0.48%               (35)

                   Power Generation (Suffolk), Inc.                Energy-Related   03/06/1991       Delaware          48.33%               (36)

                      Suffolk Energy Partners, L.P.                Energy-Related   06/30/1993       Virginia          48.33%               (37)

                   Suffolk Biogas, Inc.                            Energy-Related   03/08/1991       Delaware          48.33%               (38)

                 Lafayette Energy Partners, L.P.                   Energy-Related   06/16/1992      New Jersey         48.33%               (39)

                 Taylor Energy Partners, L.P.                      Energy-Related   06/19/1992     Pennsylvania        48.33%               (40)

               Resources Generating Systems, Inc.                  Energy-Related   04/25/1994       New York          48.33%               (41)

                 Hoffman Road Energy Partners, LLC                 Energy-Related   10/01/1999       Delaware          48.33%               (42)

                 Illinois Electrical Generation Partners, L.P.     Energy-Related   12/11/1996       Delaware          24.17%               (43)

                   Zapco Illinois Energy, Inc.                     Energy-Related   11/07/1996       Delaware          24.17%               (44)

                   Avon Energy Partners, L.L.C.                    Energy-Related   06/21/1996       Illinois          24.17%               (45)

                   Devonshire Power Partners, L.L.C.               Energy-Related   06/21/1996       Illinois          24.17%               (46)

                   Riverside Resource Recovery, L.L.C.             Energy-Related   06/21/1996       Illinois          24.17%               (47)

                 Illinois Electrical Generation Partners II L.P. * Energy-Related   06/02/1997       Delaware          24.17%               (48)

                   BMC Energy, LLC                                 Energy-Related   09/21/1999       Delaware          24.17%               (49)

                      Brookhaven Energy Partners, LLC              Energy-Related   02/17/2000       New York          24.17%               (50)

                      Countryside Genco, L.L.C.                    Energy-Related   04/01/1997       Delaware          24.17%               (51)

                      Morris Genco, L.L.C.                         Energy-Related   08/23/1996       Delaware          24.17%               (52)

                   Brickyard Energy Partners, LLC                  Energy-Related   04/23/1997       Delaware          24.17%               (53)

                   Dixon/Lee Energy Partners, LLC                  Energy-Related   04/23/1997       Delaware          24.17%               (54)

                   Roxanna Resource Recovery, L.L.C.               Energy-Related   11/18/1996       Illinois          24.17%               (55)

                   Streator Energy Partners, LLC                   Energy-Related   04/23/1997       Delaware          24.17%               (56)

                   Upper Rock Energy Partners, LLC                 Energy-Related   04/23/1997       Delaware          24.17%               (57)

               Barre Energy Partners, L.P.                         Energy-Related   09/11/1995       Delaware          48.33%               (58)

               Biomass New Jersey, L.L.C.                          Energy-Related   08/12/1996      New Jersey         48.33%               (59)

               Brown County Energy Associates, LLC                 Energy-Related   03/22/2000       Delaware          48.33%               (60)

               Burlington Energy, Inc.                             Energy-Related   01/11/1991       Vermont           48.33%               (61)

               Cape May Energy Associates, L.P.                    Energy-Related   09/19/1995       Delaware          48.33%               (62)

               Dunbarton Energy Partners, Limited Partnership      Energy-Related   05/26/1994     New Hampshire       48.33%               (63)

               Garland Energy Development, LLC                     Energy-Related   06/17/1998       Delaware          48.33%               (64)

               Oceanside Energy Inc.                               Energy-Related   04/15/1994       New York          48.33%               (65)

               Onondaga Energy Partners, L.P.                      Energy-Related   05/06/1994       New York          48.33%               (66)

               Oyster Bay Energy Partners, L.P.                    Energy-Related   05/06/1994       New York          48.33%               (67)

               Smithtown Energy Partners, L.P.                     Energy-Related   05/06/1994       New York          48.33%               (68)

               Springfield Energy Associates, Limited
                  Partnership                                      Energy-Related   10/06/1993       Vermont           48.33%               (69)

               Suffolk Transmission Partners, L.P.                 Energy-Related   08/07/1997       Delaware          48.33%               (70)

               Tucson Energy Partners LP                           Energy-Related   07/22/1997       Delaware          48.33%               (71)

               Zapco Broome Nanticoke Corp.                        Energy-Related   09/18/1997       New York          48.33%               (72)

               Zapco Development Corporation                       Energy-Related   02/26/1997       Delaware          48.33%               (73)

               Zapco Energy Tactics Corporation                    Energy-Related   07/11/1995       Delaware          48.33%               (74)

               Zapco Readville Cogeneration, Inc.                  Energy-Related   08/17/1995       Delaware          48.33%               (75)

               ZFC Royalty Partners, A Connecticut Limited
                  Partnership                                      Energy-Related   12/15/1992     Connecticut         18.93%               (76)

               ZMG, Inc.                                           Energy-Related   12/19/2000       Delaware          48.33%               (77)

                 Master Gasco, L.P.                                Energy-Related   06/01/2000       Delaware           0.48%               (78)

                   Avon Landfill Gas Associates, L.P.              Energy-Related   08/13/1996       Delaware           0.96%               (79)

                   Biomass Energy Partners II, L.P.                Energy-Related   03/04/1992     Connecticut          0.96%               (80)

                   Biomass Energy Partners V, L.P.                 Energy-Related   01/14/1997       Delaware           0.96%               (81)

                   Brickyard Landfill Gas Associates, L.P.         Energy-Related   07/23/1997       Delaware           0.96%               (82)

                   Broome Landfill Gas Associates, L.P.            Energy-Related   09/27/1997       New York           0.96%               (83)

                   Cape May Landfill Gas Associates, L.P.          Energy-Related   09/19/1995       Delaware           0.96%               (84)

                   Devonshire Landfill Gas Associates, L.P.        Energy-Related   08/13/1996       Delaware           0.96%               (85)

                   Garland Landfill Gas Associates, L.P.           Energy-Related   07/20/1998       Delaware           0.96%               (86)

                   Riverside Landfill Gas Associates, L.P.         Energy-Related   08/13/1996       Delaware           0.96%               (87)

                   Streator Landfill Gas Associates, LP            Energy-Related   11/20/1997       Delaware           0.96%               (88)

                   Suffolk Landfill Gas Partners, L.P.             Energy-Related   06/30/1993       Virginia           0.96%               (89)

                   Tucson Landfill Gas Associates, LP              Energy-Related   07/22/1997       Delaware           0.96%               (90)

                   Upper Rock Landfill Gas Associates, LP          Energy-Related   07/23/1997       Delaware           0.96%               (91)

          Cinergy GASCO Solutions, LLC                             Energy-Related   11/09/2000       Delaware           100%                (92)

             Countryside Landfill Gasco, L.L.C.                    Energy-Related   08/23/1996       Delaware           100%                (93)

             Morris Gasco, L.L.C.                                  Energy-Related   12/31/1996       Delaware           100%                (94)

             Brown County Landfill Gas Associates, L.P.            Energy-Related   03/22/2000       Delaware          99.99%               (95)

          Cinergy Solutions of Boca Raton, LLC *                   Energy-Related   08/23/2000       Delaware           100%                (96)

          Cinergy Solutions of Narrows, LLC * (New)                Energy-Related   03/17/2003       Delaware           100%                (97)

          Cinergy Solutions of Rock Hill, LLC * (New)              Energy-Related   03/17/2003       Delaware           100%                (98)

          Cinergy Solutions of St. Bernard, LLC (New)              Energy-Related   01/06/2003       Delaware           100%                (99)

          Cinergy Solutions Operating Services of Lansing, LLC     Energy-Related   06/25/2002       Delaware           100%                (100)

          Cinergy Solutions Operating Services of Shreveport, LLC  Energy-Related   06/28/2002       Delaware           100%                (101)

          Cinergy Solutions Operating Services of Oklahoma, LLC    Energy-Related   08/13/2002       Delaware           100%                (102)

          Cinergy Solutions of Philadelphia, LLC                   Energy-Related   05/11/2001       Delaware           100%                (103)

          Cinergy Solutions Partners, LLC #                        Energy-Related   09/12/2000       Delaware            50%                (104)

          CSGP of Southeast Texas, LLC                             Energy-Related   02/22/2001       Delaware           100%                (105)

          CSGP Limited, LLC                                        Energy-Related   04/05/2001       Delaware           100%                (106)

             CSGP Services, L.P.                                   Energy-Related   04/06/2001       Delaware           100%                (107)

          CSGP General, LLC                                        Energy-Related   04/05/2001        Texas             100%                (108)

          Lansing Grand River Utilities, LLC                       Energy-Related   09/14/2000       Delaware           100%                (109)

          Oklahoma Arcadian Utilities, LLC                         Energy-Related   12/05/2000       Delaware           40.8%               (110)

          Shreveport Red River Utilities, LLC                      Energy-Related   10/16/2000       Delaware           40.8%               (111)

       Cinergy Solutions of Tuscola, Inc.                          Energy-Related   10/13/1998       Delaware           100%                (112)

       Delta Township Utilities, LLC                               Energy-Related   07/05/2001       Delaware            51%                (113)

       Energy Equipment Leasing LLC                                Energy-Related   11/12/1998       Delaware            49%                (114)

       Trigen-Cinergy Solutions LLC ("Trigen-Cinergy")             Energy-Related   02/18/1997       Delaware            50%                (115)

       Trigen-Cinergy Solutions of Ashtabula LLC                   Energy-Related   04/21/1999       Delaware            49%                (116)

       Trigen-Cinergy Solutions of Baltimore LLC                   Energy-Related   11/10/1998       Delaware            49%                (117)

       Trigen-Cinergy Solutions of Boca Raton, LLC                 Energy-Related   09/04/1998       Delaware            51%                (118)

       Trigen-Cinergy Solutions of Cincinnati LLC                  Energy-Related   07/29/1997         Ohio              51%                (119)

       Trigen-Cinergy Solutions of College Park, LLC               Energy-Related   02/18/1999       Delaware            49%                (120)

       Trigen-Cinergy Solutions of Lansing LLC                     Energy-Related   11/03/1999       Delaware            51%                (121)

          Trigen/Cinergy-USFOS of Lansing LLC                      Energy-Related   11/03/1999       Delaware           40.8%               (122)

       Trigen-Cinergy Solutions of Orlando LLC                     Energy-Related   06/12/1998       Delaware            51%                (123)

       Trigen-Cinergy Solutions of Owings Mills LLC                Energy-Related   09/20/1999       Delaware            49%                (124)

       Trigen-Cinergy Solutions of Owings Mills Energy Equipment
            Leasing, LLC                                           Energy-Related   10/20/1999       Delaware            49%                (125)

       Trigen-Cinergy Solutions of Rochester LLC                   Energy-Related   10/20/1999       Delaware            49%                (126)

       Trigen-Cinergy Solutions of Silver Grove LLC                Energy-Related   03/18/1999       Delaware            49%                (127)

       Trigen-Cinergy Solutions of San Diego LLC *                 Energy-Related   11/03/1999       Delaware            51%                (128)

       Trigen-Cinergy Solutions of the Southeast LLC *             Energy-Related   11/19/1999       Delaware            51%                (129)

       Trigen-Cinergy Solutions of St. Paul LLC *                  Energy-Related   08/13/1998       Delaware            49%                (130)

          Environmental Wood Supply, LLC                           Energy-Related   08/10/2000      Minnesota           24.5%               (131)

          St. Paul Cogeneration LLC                                Energy-Related   12/18/1998      Minnesota           24.5%               (132)

       Trigen-Cinergy Solutions of Tuscola, LLC                    Energy-Related   08/21/1998       Delaware            49%                (133)

  Cinergy Technologies, Inc.

     Cinergy Ventures II, LLC                                      Energy-Related   09/01/2000       Delaware           100%                (134)

       Metallic Power                                              Energy-Related   07/18/1995       Delaware           4.91%               (135)

       Catalytic Solutions, Inc.                                   Energy-Related   01/31/1996      California            ^                 (136)

     Cinergy One, Inc.                                             Energy-Related   09/05/2000       Delaware           100%                (137)

  Cinergy Wholesale Energy, Inc.

     Cinergy Power Generation Services, LLC ("Generation
       Services")                                                  Energy-Related   11/22/2000       Delaware           100%                (138)

     Cinergy Origination & Trade, LLC *                            Energy-Related   10/19/2001       Delaware           100%                (139)

*       This entity was inactive as of March 31, 2003.
#       This entity was in the start-up phase of operations as of March 31, 2003.
**     Cinergy holds a 9.9% limited partnership interest in Nth Power Technologies Fund II, L.P.
^       The ownership percentage is being filed pursuant to Rule 104(b) on a confidential basis.

(1)	Nth Power Technologies Fund II, L.P. invests in companies developing and commercializing utility-related technologies.

(2)	KO Transmission Company is engaged in the transportation of natural gas in interstate commerce between Kentucky and Ohio.

(3)	Cinergy Global San Gorgonio, Inc. was formed to hold an interest in a small power production qualifying facility (QF) in California, which has since been sold. This company is currently inactive pending anticipated dissolution.

(4)	CinCap IV purchases and sells electricity at wholesale.

(5)	CinCap V purchases and sells electricity at wholesale.

(6)	CinPower was formed to optimize the economic benefits in connection with the restructured wholesale power purchase agreement involving certain non-affiliates.

(7)	Cinergy Limited Holdings, LLC was formed to hold an investment in Marketing & Trading of which it owns 99%.

(8)	Marketing & Trading is engaged in the marketing of natural gas at wholesale.

(9)	Ohio River Valley Propane, LLC was formed to engage in the business of marketing propane in the United States and owning and operating a propane storage cavern.

(10)	Cinergy General Holdings, LLC was formed to serve as the general partner of Marketing & Trading of which it owns 1%.

(11)	Cinergy Retail Power Limited, Inc. was formed to hold an investment in Cinergy Retail Power, L.P. of which it owns 99%.

(12)	Cinergy Retail Power, L.P. was formed to engage in the retail sale of electric power to large industrial customers in states that have legislatively or administratively established customer choice and retail competition.

(13)	Cinergy Retail Power General, Inc. was formed to serve as the general partner of Cinergy Retail Power, L.P. of which it owns 1%.

(14)	CinFuel Resources, Inc. was formed for the purpose of owning, through direct or indirect investment, and/or operating, projects capable of producing synthetic fuel, such as LH1, LLC of which it owns 1%.

(15)	LH1, LLC was formed for the purpose of holding Cinergy’s investment in Oak Mountain Products, LLC.

(16)	Oak Mountain Products, LLC is a project company that owns a facility capable of producing synthetic fuel. The facility produces synthetic fuel from coal by applying a latex or asphalt binder in order to induce a chemical change.

(17)	Cinergy Transportation, LLC is engaged in the marketing of natural gas at wholesale.

(18)	SYNCAP II, LLC was formed to commercialize new technology for converting high-sulfur coal to low-sulfur coal.

(19)	Engineering is in the business of marketing various utility-related engineering services.

(20)	Cinergy Technology, Inc. is devoted to commercializing utility-related technologies.

(21)	Cinergy EPCOM, LLC was formed to market various utility-related engineering, procurement, construction, operation and maintenance services.

(22)	Cinergy EPCOM College Park, LLC was formed to perform various utility-related engineering, procurement, construction, operation and maintenance services at the University of Maryland.

(23)	Solutions was formed to develop, acquire, own and operate certain energy-related businesses, formerly conducted by Solutions Holding.

(24)	BSPE Holdings, LLC was formed as an indirect holding company for a QF.

(25)	BSPE Limited, LLC was formed to act as the sole limited partner of BSPE, L.P. of which it owns 99%.

(26)	BSPE, L.P. was formed to purchase, own and lease existing energy-related equipment and fixtures, located in Texas, operated by South Houston Green Power, L.P.

(27)	BSPE General, LLC was formed to act as the sole general partner of BSPE, L.P. of which it owns 1%.

(28)	Cinergy Energy Solutions, Inc. was formed for the purpose of making an equity investment in U.S. Energy Biogas Corp.

(29)	U.S. Energy Biogas Corp. currently owns and operates numerous landfill gas-to-energy projects and one natural gas cogeneration plant.

(30)	Biogas Financial Corporation was formed for the purpose of acquiring landfill gas-fired generation facilities.

(31)	Biomass Energy Partners I, A Connecticut Limited Partnership was formed to own and operate landfill gas collection systems and related assets.

(32)	ZFC Energy Inc. was formed for the purpose of acquiring landfill gas-fired generation facilities and landfill gas companies.

(33)	Barre Landfill Gas Associates, L.P. was formed to own and operate landfill gas collection systems and related assets.

(34)	Biomass Energy Partners III, L.P. was formed to own and operate landfill gas collection systems and related assets.

(35)	Dixon/Lee Landfill Gas Associates, LP was formed to own and operate landfill gas collection systems and related assets.

(36)	Power Generation (Suffolk), Inc. was formed for the purpose of acquiring landfill gas-fired generation facilities.

(37)	Suffolk Energy Partners, L.P. is a landfill gas-fired generation facility that is a QF.

(38)	Suffolk Biogas, Inc. was formed for the purpose of acquiring landfill gas companies.

(39)	Lafayette Energy Partners, L.P. is a landfill gas-fired generation facility that is a QF.

(40)	Taylor Energy Partners, L.P. is a landfill gas-fired generation facility that is a QF.

(41)	Resources Generating Systems, Inc. was formed for the purpose of acquiring landfill gas-fired generation facilities.

(42)	Hoffman Road Energy Partners, LLC is a landfill gas transportation company located in Toledo, Ohio.

(43)	Illinois Electrical Generation Partners, L.P. was formed for the purpose of acquiring landfill gas-fired generation facilities in Illinois.

(44)	Zapco Illinois Energy, Inc. was formed for the purpose of acquiring landfill gas-fired generation facilities.

(45)	Avon Energy Partners, L.L.C. is a landfill gas-fired generation facility that is a QF.

(46)	Devonshire Power Partners, L.L.C. is a landfill gas-fired generation facility that is a QF.

(47)	Riverside Resource Recovery, L.L.C. is a landfill gas-fired generation facility that is a QF.

(48)	Illinois Electrical Generation Partners II L.P. was formed for the purpose of acquiring landfill gas-fired generation facilities in Illinois.

(49)	BMC Energy, LLC was formed for the purpose of acquiring landfill gas-fired generation facilities.

(50)	Brookhaven Energy Partners, LLC was formed as a leasing company for electrical generation assets.

(51)	Countryside Genco, L.L.C. is a landfill gas-fired generation facility that is a QF.

(52)	Morris Genco, L.L.C. is a landfill gas-fired generation facility that is a QF.

(53)	Brickyard Energy Partners, LLC is a landfill gas-fired generation facility that is a QF.

(54)	Dixon/Lee Energy Partners, LLC is a landfill gas-fired generation facility that is a QF.

(55)	Roxanna Resource Recovery, L.L.C. is a landfill gas-fired generation facility that is a QF.

(56)	Streator Energy Partners, LLC is a landfill gas-fired generation facility that is a QF.

(57)	Upper Rock Energy Partners, LLC is a landfill gas-fired generation facility that is a QF.

(58)	Barre Energy Partners, L.P. is a landfill gas-fired generation facility that is a QF.

(59)	Biomass New Jersey, L.L.C. was formed to own and operate landfill gas collection systems and related assets.

(60)	Brown County Energy Associates, LLC is a landfill gas-fired generation facility that is a QF.

(61)	Burlington Energy, Inc. is a landfill gas-fired generation facility that is a QF.

(62)	Cape May Energy Associates, L.P. is a landfill gas transportation company located in Cape May, New Jersey.

(63)	Dunbarton Energy Partners, Limited Partnership is a landfill gas-fired generation facility that is a QF.

(64)	Garland Energy Development, LLC owns sledge dryer equipment at a landfill in Garland, Texas.

(65)	Oceanside Energy Inc. is a landfill gas-fired generation facility that is a QF.

(66)	Onondaga Energy Partners, L.P. is a landfill gas-fired generation facility that is a QF.

(67)	Oyster Bay Energy Partners, L.P. is a landfill gas-fired generation facility that is a QF.

(68)	Smithtown Energy Partners, L.P. is a landfill gas-fired generation facility that is a QF.

(69)	Springfield Energy Associates, Limited Partnership is a landfill gas transportation company located in Springfield, Massachusetts.

(70)	Suffolk Transmission Partners, L.P. is a landfill gas transportation company located in Suffolk, Virginia.

(71)	Tucson Energy Partners LP is a landfill gas transportation company located in Tucson, Arizona.

(72)	Zapco Broome Nanticoke Corp. was formed for the purpose of acquiring a landfill gas transportation company.

(73)	Zapco Development Corporation was formed as a landfill gas project development company.

(74)	Zapco Energy Tactics Corporation was formed to provide operation and maintenance services for landfill gas projects located outside the State of Illinois.

(75)	Zapco Readville Cogeneration, Inc. is a landfill cogeneration facility that is a QF.

(76)	ZFC Royalty Partners, A Connecticut Limited Partnership was formed as a holding company for the royalty interests of certain Genco projects in which subsidiaries of U.S. Energy Biogas Corp. are participating.

(77)	ZMG, Inc. was formed for the purpose of acquiring landfill gas companies.

(78)	Master Gasco, L.P. was formed for the purpose of acquiring landfill gas companies.

(79)	Avon Landfill Gas Associates, L.P. was formed to own and operate landfill gas collection systems and related assets.

(80)	Biomass Energy Partners II, L.P. was formed to own and operate landfill gas collection systems and related assets.

(81)	Biomass Energy Partners V, L.P. was formed to own and operate landfill gas collection systems and related assets.

(82)	Brickyard Landfill Gas Associates, L.P. was formed to own and operate landfill gas collection systems and related assets.

(83)	Broome Landfill Gas Associates, L.P. was formed to own and operate landfill gas collection systems and related assets.

(84)	Cape May Landfill Gas Associates, L.P. was formed to own and operate landfill gas collection systems and related assets.

(85)	Devonshire Landfill Gas Associates, L.P. was formed to own and operate landfill gas collection systems and related assets.

(86)	Garland Landfill Gas Associates, L.P. was formed to own and operate landfill gas collection systems and related assets.

(87)	Riverside Landfill Gas Associates, L.P. was formed to own and operate landfill gas collection systems and related assets.

(88)	Streator Landfill Gas Associates, LP was formed to own and operate landfill gas collection systems and related assets.

(89)	Suffolk Landfill Gas Partners, L.P. was formed to own and operate landfill gas collection systems and related assets.

(90)	Tucson Landfill Gas Associates, LP was formed to own and operate landfill gas collection systems and related assets.

(91)	Upper Rock Landfill Gas Associates, LP was formed to own and operate landfill gas collection systems and related assets.

(92)	Cinergy GASCO Solutions, LLC was formed for the purpose of acquiring landfill gas companies.

(93)	Countryside Landfill Gasco., L.L.C. owns and operates landfill gas collection systems and related assets.

(94)	Morris Gasco, L.L.C. owns and operates landfill gas collection systems and related assets.

(95)	Brown County Landfill Gas Associates, L.P. owns and operates landfill gas collection systems and related assets.

(96)	Cinergy Solutions of Boca Raton, LLC was formed to construct, operate and maintain energy facilities at a commercial facility in Boca Raton, Florida.

(97)	Cinergy Solutions of Narrows, LLC was formed for the purpose of operating, maintaining and managing the existing utility system at the Celanese acetate manufacturing facility located in Narrows, Virginia.

(98)	Cinergy Solutions of Rock Hill, LLC was formed for the purpose of operating, maintaining and managing the existing utility system at the Celanese acetate manufacturing facility located in Rock Hill, South Carolina.

(99)	Cinergy Solutions of St. Bernard, LLC was formed to operate, maintain and manage the existing utility system, and to design, develop, construct and own system improvements, at Proctor & Gamble’s chemical manufacturing facility located in St. Bernard, Ohio.

(100)	Cinergy Solutions Operating Services of Lansing, LLC performs oversight, management, operation and maintenance of energy/utility service facilities at a General Motors (GM) vehicle assembly plant in Lansing, Michigan.

(101)	Cinergy Solutions Operating Services of Shreveport, LLC performs oversight, management, operation and maintenance of energy/utility service facilities at a GM vehicle assembly plant in Shreveport, Louisiana.

(102)	Cinergy Solutions Operating Services of Oklahoma, LLC performs oversight, management, operation and maintenance of energy/utility service facilities at a GM vehicle assembly plant in Oklahoma City, Oklahoma.

(103)	Cinergy Solutions of Philadelphia, LLC was formed to manage, operate and maintain the steam and electric generation and distribution facilities located at the Philadelphia Naval Base Complex.

(104)	Cinergy Solutions Partners, LLC was formed to engage in development of QF's.

(105)	CSGP of Southeast Texas, LLC was formed to provide operation and maintenance labor for CSGP Services, L.P., on behalf of South Houston Green Power, L.P.

(106)	CSGP Limited, LLC was formed to be the sole limited partner of CSGP Services, L.P. of which it owns 99%.

(107)	CSGP Services, L.P. was formed to provide operation and maintenance services to South Houston Green Power, L.P.

(108)	CSGP General, LLC was formed to be the sole general partner of CSGP Services, L.P. of which is owns 1%.

(109)	Lansing Grand River Utilities, LLC was formed to provide energy-related services to Trigen/Cinergy-USFOS of Lansing LLC.

(110)	Oklahoma Arcadian Utilities, LLC was formed to construct, own, operate and maintain energy-related facilities located at a GM vehicle assembly plant in Oklahoma City.

(111)	Shreveport Red River Utilities, LLC was formed to construct, own, operate and maintain energy-related facilities located at a GM vehicle assembly plant in Shreveport.

(112)	Cinergy Solutions of Tuscola, Inc. oversees the operations and staffing of a QF located in Tuscola, Illinois.

(113)	Delta Township Utilities, LLC was formed to construct, own, operate and maintain energy-related facilities for GM’s metal stamping facility located in Michigan.

(114)	Energy Equipment Leasing LLC was formed to lease, sell or finance energy-related equipment.

(115)	Trigen-Cinergy engages in the preliminary development of cogeneration and/or thermal energy facilities. Specific projects are developed and held by special purpose affiliates (listed elsewhere in Item 1).

(116)	Trigen-Cinergy Solutions of Ashtabula LLC was formed to develop, construct, operate and maintain a QF located in Ashtabula, Ohio and to provide other energy-related products and services.

(117)	Trigen-Cinergy Solutions of Baltimore LLC was formed to develop, construct, operate and maintain a QF located in Baltimore, Maryland and to provide other energy-related products and services.

(118)	Trigen-Cinergy Solutions of Boca Raton, LLC was formed to develop, construct, finance, operate and maintain certain thermal energy facilities located in Boca Raton, Florida and to sell associated thermal and other energy-related products and services.

(119)	Trigen-Cinergy Solutions of Cincinnati LLC owns and operates a district cooling business in downtown Cincinnati, Ohio.

(120)	Trigen-Cinergy Solutions of College Park, LLC was formed to operate and maintain cogeneration equipment located in College Park, Maryland and owned by the University of Maryland.

(121)	Trigen-Cinergy Solutions of Lansing LLC was formed to enter into a LLC Agreement with United States Filter Operating Services, Inc., providing for the formation and management of Trigen/Cinergy-USFOS of Lansing LLC.

(122)	Trigen/Cinergy-USFOS of Lansing LLC was formed to develop, construct and operate certain energy facilities located at a GM facility in Lansing, Michigan.

(123)	Trigen-Cinergy Solutions of Orlando LLC was formed to develop, construct, operate and maintain a district cooling business in Orlando, Florida.

(124)	Trigen-Cinergy Solutions of Owings Mills LLC was formed to develop, construct, operate and maintain a cogeneration facility located at the Sweetheart Cup Corporation in Owings Mills, Maryland.

(125)	Trigen-Cinergy Solutions of Owings Mills Energy Equipment Leasing, LLC was formed to lease, sell or finance energy-related equipment.

(126)	Trigen-Cinergy Solutions of Rochester LLC was formed to provide energy-related services to Kodak Park in Rochester, New York.

(127)	Trigen-Cinergy Solutions of Silver Grove LLC was formed to provide energy-related services to the Lafarge gypsum manufacturing plant in Silver Grove, Kentucky. These services will include the design, installation and operation of a combined heat and power system.

(128)	Trigen-Cinergy Solutions of San Diego LLC was formed to provide operation and maintenance utility-related services in the San Diego area.

(129)	Trigen-Cinergy Solutions of the Southeast LLC was formed to construct, operate and maintain utility-related systems in Jacksonville, Florida.

(130)	Trigen-Cinergy Solutions of St. Paul LLC was formed to enter into a joint venture with Market Street Energy to form St. Paul Cogeneration LLC.

(131)	Environmental Wood Supply, LLC was formed to handle all fuel and fuel procurement-related costs for St. Paul Cogeneration LLC.

(132)	St. Paul Cogeneration LLC was formed to develop, construct, operate and maintain a QF in downtown St. Paul, Minnesota.

(133)	Trigen-Cinergy Solutions of Tuscola, LLC was formed to develop, construct, operate and maintain a QF located in Tuscola, Illinois and to provide other energy-related products and services.

(134)	CinergyVentures II, LLC was formed for the purpose of pursuing energy-related technology equity investments and undertaking energy-related technology pilot projects.

(135)	Metallic Power was formed to develop a power source containing a zinc/air fuel cell.

(136)	Catalytic Solutions, Inc. was formed to develop alternative emissions control technology.

(137)	Cinergy One, Inc. was formed for the purpose of engaging in non-regulated, energy-related activities.

(138)	Generation Services was formed to provide operation and maintenance services to affiliated and non-affiliated exempt wholesale generators or other generating facilities.

(139)	Cinergy Origination & Trade, LLC was formed to trade and market electric power, natural gas, environmental emission allowances, coal and other energy and energy-related products and services.

ITEM 2. ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS*

             Company                            Energy-Related               Amount of Capital
      Contributing Capital                 Company Receiving Funds              Contributions
      --------------------                 -----------------------              -------------
                                                                               (in thousands)

CG&E                             KO Transmission Company                        $   515

Investments                      Engineering                                     16,862

Investments                      Cinergy Technology, Inc.                         3,113

Cinergy Capital & Trading, Inc.  CinCap IV                                          580

Cinergy Capital & Trading, Inc.  CinCap V                                           371

LH1, LLC                         Oak Mountain Products, LLC                      56,880

Cinergy Limited Holdings, LLC    Marketing & Trading                             72,646

Solutions Holdings               Trigen-Cinergy                                   9,697

Solutions Holdings               Trigen-Cinergy Solutions of Ashtabula LLC        3,038

Solutions Holdings               Trigen-Cinergy Solutions of Baltimore LLC        1,202

Solutions Holdings               Trigen-Cinergy Solutions of Boca Raton, LLC        216

Solutions Holdings               Trigen-Cinergy Solutions of Cincinnati LLC       3,792

Solutions Holdings               Trigen-Cinergy Solutions of Orlando LLC          8,791

Solutions Holdings               Trigen-Cinergy Solutions of Rochester LLC          488

Solutions Holdings               Trigen-Cinergy Solutions of Silver Grove LLC       101

Solutions Holdings               Trigen-Cinergy Solutions of Tuscola, LLC         2,679

Solutions                        Cinergy Energy Solutions, Inc.                   3,500

Solutions                        U.S. Energy Biogas Corp.                        12,909

Solutions                        Cinergy GASCO Solutions, LLC                     7,713

Solutions                        Cinergy Solutions of St. Bernard, LLC              290

Solutions                        Oklahoma Arcadian Utilities, LLC                 3,032

Solutions                        Shreveport Red River Utilities, LLC              4,930

Cinergy Ventures, LLC            Nth Power Technologies Fund II, L.P.            10,000

Cinergy Ventures II, LLC         Catalytic Solutions, Inc.                            ^

Cinergy Ventures II, LLC         Metallic Power                                   2,500

*       Item 2 excludes guarantees issued on behalf of energy-related companies by Cinergy as of March 31, 2003, totaling approximately
         $313 million. These guarantees are included in Item 4. Summary of Aggregate Investment.
^       The amount of capital contributions is being filed pursuant to Rule 104(b) on a confidential basis.

ITEM 3. ASSOCIATE TRANSACTIONS

PART I - Transactions Performed by Reporting Companies on Behalf of Associate Utility Companies

                                   Associate Utility                                                                Total
        Reporting Company          Company Receiving           Types of               Direct   Indirect  Cost of    Amount
        Rendering Services (1)          Services            Services Rendered         Costs     Costs    Capital    Billed
        ----------------------          --------            -----------------         -----     -----    -------    ------
                                                                                                 (in thousands)

                                                       Operation and maintenance
Generation Services                    CG&E            services                       $23,698   $2,129     $2       $25,829

                                                       Operation and maintenance
Generation Services                    PSI             services                        12,547    2,512      3        15,062
(1)	All of the services above were rendered pursuant to service agreements approved in File No. 70-9449 (see HCAR No. 27016, May 4, 1999, Exhibits B-1 and B-2.)

ITEM 3. ASSOCIATE TRANSACTIONS (Continued)

PART II – Transactions Performed by Associate Utility Companies on Behalf of Reporting Companies

                                   Associate Utility                                                                Total
        Reporting Company          Company Receiving           Types of               Direct   Indirect  Cost of    Amount
        Rendering Services           Services (1)           Services Rendered         Costs     Costs    Capital    Billed
        ------------------          ------------            -----------------         -----     -----    -------    ------
                                                                                                   (in thousands)

                                                       Project development and
Solutions                               CG&E           construction services          $ 7         $1        $-        $ 8

                                                       Operation and
Generation Services                     CG&E           maintenance services            10          -         -         10

Cinergy Solutions of Philadelphia LLC   CG&E           Maintenance services             7          2         -          9

                                                       Installation and
KO Transmission Company                 CG&E           maintenance service             50          -         -         50

                                                       Engineering and
Cinergy EPCOM, LLC                      CG&E           construction services            2          -         -          2

                                                       Installation and
Cinergy One, Inc.                       CG&E           maintenance services            43          8         -         51

                                                       Project development and
Solutions                                PSI           construction services            7          1         -          8

                                                       Installation and
Cinergy One, Inc.                        PSI           maintenance services            47          7         -         54

                                                       Operation and
Generation Services                      PSI           maintenance services            70          7         -         77

                                                       Installation and
KO Transmission Company                 ULH&P          maintenance services             9          -         -          9

                                                       Engineering and
Cinergy EPCOM, LLC                      ULH&P          construction services            1          -         -          1

                                                       Installation and
Cinergy One, Inc.                       ULH&P          maintenance services             7          1         -          8
(1)	All of the services above were rendered pursuant to service agreements approved in File No. 70-9449 (see HCAR No. 27016, May 4, 1999, Exhibits B-1, B-2, and B-3.)

ITEM 4. SUMMARY OF AGGREGATE INVESTMENT

                                                                              March 31, 2003
                                                                              --------------
                                                                              (in thousands)

Investments in Energy-Related Companies:

   Total consolidated capitalization of Cinergy as of March 31, 2003   $8,575,948

   Total capitalization multiplied by 15%                                          $1,286,392

   Greater of $50 million or total capitalization multiplied by 15%                 1,286,392

   Total current aggregate investment subsequent to March 24, 1997
       (categorized by major line of energy-related business):
         Energy-related business category "ii" (1) ^                       15,613
         Energy-related business category "v" (2)                         359,194
         Energy-related business category "vi" (3)                         86,695
         Energy-related business category "vii" (4)                        20,793
         Energy-related business category "viii" (5)                       55,832
         Energy-related business category "ix" (6)                            515
                                                                        ---------

     Total current aggregate investment                                               538,642
                                                                                    ---------

           Difference between the greater of $50 million or 15% of
           capitalization and the total aggregate investment of the
           registered holding company system.                                      $  747,750
                                                                                    =========
(1)	Rule 58 defines category “ii” as the development and commercialization of electrotechnologies related to energy conservation, storage and conversion, energy efficiency, waste treatment, greenhouse gas reduction, and similar innovations.

(2)	Rule 58 defines category “v” as the brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas and other combustible fuels.

(3)	Rule 58 defines category “vi” as the production, conversion, sale and distribution of thermal energy products, such as process steam, heat, hot water, chilled water, air conditioning, compressed air and similar products; alternative fuels; renewable energy resources; and the servicing of thermal energy facilities.

(4)	Rule 58 defines category “vii” as the sale of technical, operational, management, and other similar kinds of services and expertise, developed in the course of utility operations in such areas as power plant and transmission system engineering, development, design and rehabilitation; construction; maintenance and operation; fuel procurement, delivery and management; and environmental licensing, testing and remediation.

(5)	Rule 58 defines category “viii” as the development, ownership or operation of “qualifying facilities,” as defined under the Public Utility Regulatory Policies Act of 1978, as amended (PURPA), and any integrated thermal, steam host, or other necessary facility constructed, developed or acquired primarily to enable the qualifying facility to satisfy the useful thermal output requirements under PURPA.

(6)	Rule 58 defines category “ix” as the ownership, operation and servicing of fuel procurement, transportation, handling and storage facilities, scrubbers, and resource recovery and waste water treatment facilities.

^	The amount of capital contributions related to Catalytic Solutions, Inc. is being filed pursuant to Rule 104(b) on a confidential basis. For purposes of the aggregate investment calculation, this amount is immaterial.

ITEM 5. OTHER INVESTMENTS

                                          Other Investment in Last  Other Investment in this  Reason for Difference in
 Major Line of Energy-Related Business          U-9C-3 Report            U-9C-3 Report            Other Investment
---------------------------------------   ------------------------  ------------------------  ------------------------
                                               (in thousands)            (in thousands)

NONE

ITEM 6. FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

Filed pursuant to Rule 104(b) on a confidential basis.

(b) Exhibits

Filed pursuant to Rule 104(b) on a confidential basis.

Energy-Related Activities Pursuant to SEC Orders in File No. 70-9803

By orders in the above-referenced file dated May 4, 2001 (HCAR No. 27393) and March 21, 2002 (HCAR No. 27506) (collectively, the “Orders”), the Commission authorized Cinergy to, among other things, engage in certain nonutility businesses both inside and in certain countries outside the United States, subject to the terms and conditions specified in those orders. More specifically, through one or more existing or future nonutility subsidiaries, Cinergy was authorized to engage in the business of brokering and marketing energy commodities in the United States, Canada and Mexico and was authorized to engage in the business of providing energy management services and energy-related consulting services (in each case as defined in the Orders) anywhere in the world.

The following summarizes activity conducted on the authority granted by the Orders during the period covered by this Report:

As previously reported herein, Cinergy has an indirect wholly-owned subsidiary, Cinergy Canada, Inc. (“Cinergy Canada”), for the purpose of marketing natural gas and natural gas liquids in Canada. Cinergy Canada is currently operating in the Canadian provinces of British Columbia, Alberta and Ontario. Cinergy Canada currently targets various marketing companies within these provinces as its primary customers.

As of March 31, 2003, Cinergy was not engaged in the business of brokering and marketing any energy commodities in Mexico.

Vestar, Inc. and its subsidiaries (collectively, “Vestar”) are in the business of marketing energy management services and solutions, intended to create cost savings and improve efficiency and productivity, to institutional, commercial and industrial customers in the United States and Canada. As of March 31, 2003, Vestar continued to be actively engaged in its North American energy management and energy performance contracting business.

SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Cinergy Corp. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cinergy Corp. ------------------------------------------ Registrant

Dated: May 20, 2003

By /s/ David L. Wozny ------------------------------------------ David L. Wozny Duly Authorized Officer and Comptroller (Principal Accounting Officer)

With the above signature, I also hereby certify that the corresponding report on Form U-9C-3 for the fourth quarter of 2002 was filed with Cinergy Corp.‘s interested state commissions whose names and addresses are listed below.

The Public Utilities Commission of Ohio
Alan R. Schriber, Chairman
180 East Broad Street
Columbus, OH 43266

Indiana Utility Regulatory Commission
Nancy Manley, Secretary
302 W. Washington Street, Suite E306
Indianapolis, IN 46204

Kentucky Public Service Commission
Thomas Dorman, Executive Director
211 Sower Boulevard
P.O. Box 615
Frankfort, KY 40602